April 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Megan Akst

  Christine Dietz

Re: NetEase, Inc.

Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 27, 2023

Correspondence from the SEC on March 27, 2024

File No. 000-30666

Dear Ms. Akst and Ms. Dietz,

This letter sets forth the response of NetEase, Inc. (the “Company”) to the comment that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated March 27, 2024 in relation to the Company’s response letter dated September 22, 2023 regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022. We have included the Staff’s comment in bold, and the Company’s response is set forth immediately below the comment.

1.	We note your September 22, 2023 response to the staff’s questions about your treatment of certain deposit arrangements “with original maturities of twelve months or fewer” for purposes of Rule 3a-1 under the Investment Company Act of 1940, as amended (“Company Act”). Please note that, based on your description of such assets, we do not necessarily agree with your view that the deposit arrangements may be treated as “cash items” for purposes of Rule 3a-1. Please supplement the risk factor in your June 30, 2023 response regarding the company’s status under the Company Act to reflect the foregoing and provide us with the proposed disclosures that you will include in future filings.

Response

In response to the Staff’s comment, the Company proposes to include the following revised risk factor in “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings as follows (with changes against the disclosure the Company proposed in its June 30, 2023 response marked with additions underlined and deletions in strikethrough). The Company confirms that it will reevaluate the content of the risk factor periodically and update the relevant factual disclosures as necessary based on the Company’s assets and investment securities at the time of any future filing.

Item 3.   Key Information

D.           Risk Factors

Risks Related to Our Operations Overall

If our company were deemed to be an “investment company” under the Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business and the price of our ADSs and ordinary shares.

We intend to continue to conduct our operations so that our company will not be deemed to be an investment company under the Investment Company Act of 1940 (the “Investment Company Act”). ~~An~~Section 3(a)(1) of the Investment Company Act provides, in relevant part, that an issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if, absent an applicable exemption: under Section 3(a)(1)(A), it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or, under Section 3(~~2~~a)(1)(C), it is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

~~Our Company is organized as a holding company and we believe that, through our wholly owned subsidiaries, we are engaged primarily in the business of providing internet-related services and products and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services and products. Through public statements and statements in our public filings, we currently hold ourselves out as an internet technology company, and our public statements evidence our intent to continue to act as an internet technology company in the future. We do not propose to engage primarily in the business of investing, reinvesting or trading in securities.~~

Additionally, Rule 3a-1 under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” if: (a) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (b) consolidating the entity’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.

We are engaged primarily in the business of providing internet-related services and products and not in the business of investing, reinvesting or trading in securities. Furthermore, our company’s assets and income are of a nature that we believe allows our company to satisfy the requirements set forth in the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) of the description provided above.

~~Furthermore, our company’s assets, consolidated with its wholly-owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore,~~From time to time and as of December 31, 2023, we ~~believe that, consolidating the Company’s wholly-owned subsidiaries (within the meaning of the Investment Company Act), no more than~~held assets consisting of a significant amount of Chinese banking instruments that have the characteristics of and are referred to as time deposits for purposes of US financial reporting. Our time deposit holdings are of varying maturities, but primarily maturities of less than 12 months, which we hold for a variety of cash management-related purposes. We consider our time deposits with maturities of less than 12 months as “cash items” for purposes of Rule 3a-1 under the Investment Company Act, which we believe is the correct treatment of such assets, and, as such, we satisfy Rule 3a-1’s 45% asset test described above as of December 31, 2023. To our knowledge no court, and neither the SEC nor the SEC Staff, has taken a definitive position as to the circumstances under which time deposits of the type we hold may or may not be “cash items” or “investment securities” for purposes of the various definitions of investment company and exclusions from the definitions under the Investment Company Act. However, we are aware that the SEC Staff may not agree with the treatment of such time deposits as cash items. If all of our time deposits, regardless of their term, were determined to be investment securities by a court or the SEC, then we would have held as of December 31, 2023 investment securities exceeding 45% of the value of our total assets ~~(~~, exclusive of U.S. government securities and cash items~~) consists of, and no more than 45% of our net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we believe our company satisfies the requirements set forth in the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (b) of the description provided above. In addition, we~~ , and the SEC or a court might then determine that we are an investment company under the provisions of Section 3(a)(1)(C).

We believe ~~our company is not~~that, even if we were determined to be an investment company under Section 3(a)(1)(C), we are entitled to rely on the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act ~~because it is primarily engaged in a non-investment company business.~~ . Section 3(b)(1) provides, in relevant part, that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an “issuer primarily engaged, directly or through . . . wholly-owned . . . subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” is not an investment company. We are engaged primarily, and have always since our founding in 1997 been engaged, through our direct and indirect wholly-owned subsidiaries, including through contracts between our direct and indirect wholly-owned subsidiaries and the VIEs, in businesses other than investing, reinvesting, or trading in securities (including online games, music streaming, online intelligent learning services, e-commerce and other internet-related services and products). In addition, (i) our filings with the SEC, press releases, other public statements, website, and advertising and marketing materials have solely represented the NetEase group as being engaged in internet-related lines of business and have never emphasized either our investment income or the potential for significant appreciation from investments or cash management activities as a material factor in our business or future growth, (ii) our executive officers and directors are substantially involved in our internet-related business activities and none of them devotes significant time to the management of our cash, short-term or long-term investments, (iii) the overwhelming majority of our income is derived from our internet-related business activities, and (iv) the nature of our asset base is not a function of investment intent or activity but rather a result of our generation of cash flow from operations without the need for a corresponding amount of spending on overhead or capital expenditures for operations. We also do not propose to engage primarily in the business of investing, reinvesting or trading in securities and monitor our holdings of securities regularly to confirm our continued compliance with the assets and income test described above.

~~However, from time to time we hold and acquire certain securities. We also expect to make investments in other securities from time to time. We monitor these holdings regularly to confirm our continued compliance with the assets and income test described above.~~

~~If, at any time, we become or are determined to be engaged, or primarily engaged, in the business of investing, reinvesting or trading in securities, we could become subject to regulation~~Notwithstanding our view that we are not an investment company given our ability to rely on Rule 3a-1 under of the Investment Company Act and that, in any event, we fit within the exclusion from the definition of “investment company” afforded by Section 3(b)(1) of the Investment Company Act, it is possible, in view of (i) uncertainty regarding the meaning and application of the term “cash items” as it is used in Rule 3a-1 and (ii) the fact that the availability of the exclusion from investment company status afforded by Section 3(b)(1) of the Investment Company Act is based in part on subjective judgments as to a given issuer’s particular facts and circumstances, that the SEC, a court, or the SEC Staff would determine or take a position that we are indeed an investment company under the Investment Company Act. If we were to become subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties and the possibility that certain of our contracts would be deemed unenforceable. Additionally, as ~~a foreign private~~an issuer organized outside the United States, we would not be eligible to register under the Investment Company Act absent an SEC exemptive order. Accordingly, in order to fall outside the definition of an investment company, we would either have to obtain exemptive relief from the SEC, modify our contractual rights or dispose of ~~investments in order to fall outside the definition of an investment company, each of which may have a material adverse effect on us.~~certain assets, including shifting some of our cash that is currently maintained in time deposits into more traditional demand deposits and money market funds, which would more clearly qualify as “cash items.” Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Finally, failure to avoid being deemed an investment company under the Investment Company Act could also make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from Nasdaq Stock Market LLC, which would have a material adverse effect on the liquidity and value of our ADSs and ordinary shares.

*      *      *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comment set forth above, please do not hesitate to contact me at +65 8952 1978 or paulboltz@oc.netease.com or our outside legal counsel, George B. Raine of Ropes & Gray LLP, at +1 617 951 7556 or george.raine@ropesgray.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.
General Counsel

cc:      George B. Raine, Ropes & Gray LLP

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